Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Mike Geczi
The Torrenzano Group
+1 (212) 681-1700, ext. 156
mgeczi@torrenzano.com
WNS (HOLDINGS) LIMITED ANNOUNCES
DETAILS OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS
MUMBAI, India and NEW YORK, October 13, 2006 — WNS (Holdings) Limited (NYSE: WNS), the parent company of WNS Global Services, a leading offshore business process outsourcing (BPO) provider, announced details of its annual general meeting to be held on Tuesday, October 31, 2006, beginning at 11 a.m., GMT, at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands.
The annual consolidated financial statements for the year ended March 31, 2006, along with the auditors’ report, will be given to shareholders attending the Annual General Meeting. The audited annual consolidated financial statements for fiscal 2006 were also included in WNS’ prospectus for its initial public offering which was filed with the Securities and Exchange Commission on July 26, 2006.
A copy of the meeting notice and related documents, including the fiscal 2006 financial statements, is available on the investor relations page of the corporate website, www.wnsgs.com. Investors also can obtain a copy of the annual consolidated financial statements, free of charge, by sending a written request to our registered office or by sending an e-mail to ssd@capitaregistrars.com, attention Jon Shepheard or Sarah Dawes.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
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